Mail Stop 3010   July 21, 2009

VIA USMAIL and FAX 011-331-4757-8976

Nasser Nassiri, President
Biocoral, Inc.
38 rue Anatole France
92594 Levallois Perret Cedex France

> **Re:** **Biocoral, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-23512**

Dear Mr. Nassiri:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Duc Dang
Attorney/Advisor